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TURNER STONE

May 6, 2008

United States Securities and Exchange Commission
Washington, D.C. 20549

RE: Response to Item 4.01 – Changes in Registrant's Certifying Accountants- China Forestry, Inc.

This letter is written in response to Item 4.01 filed by China Forestry, Inc. ("Registrant") on April 23, 2008 on Form 8-K. This letter only addresses the matters we either disagree with or material facts that were omitted from the filing.

The Registrant states that we were terminated on April 16, 2008 as its independent registered public accounting firm. On the morning of April 21, 2008, we received an email from the Registrant's counsel, which stated:

"We (the counsel and his client) have had several conversations over the weekend regarding UFOG (the client referred to in the "CONCLUSION" paragraph of the 8-K which states "was recently terminated") and CHFY and the following are our goals. First, we would like to come to a mutually beneficial arrangement to use your 2006 audit opinion for UFOG for the reclassified numbers that George prepared in the financial statements that were presented in the 2007 UFOG 10-KSB. We would like to avoid, if possible, re-auditing UFOG for 2006 at significant expense to us. We would be prepared to pay you $4,000 by wire transfer for this privilege."

"Second, we would like to pay you any amounts owing for the CHFY audit that was not finished. You have to let us know what these amounts are."

"Third, we will give you a release and hold harmless from all liability that you may have incurred in connection with your activities over the last month."

"Please respond to this proposal at your earliest convenience, inasmuch as we are under a time deadline to complete these activities."

We responded via an email at 10:18 am on April 21, 2008, as follows:

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251
Telephone: 972-239-1660 / Facsimile: 972-239-1665
Toll Free: 877-853-4195
Web site: turnerstone.com

"Harold, we received all of your inquiries. We are setting up a conference call with our attorney to see what we can do. I will be in touch as soon as we decide."

On Monday afternoon, April 21, 2008, at 2:42 pm, we sent an email to the Registrant's counsel in response as promised which is summarized below:

1. We would not re-issue our 2006 report for the same reason we did not believe we could issue a report on 2007;

2. Relative to the Registrant's audit, we informed him we would send our SAS 112 letter "shortly" for their consideration and stated "If the matters discussed in that letter can be resolved, we are willing to complete our audit."; and,

3. We also furnished him the amount of the unpaid fees as he requested.

At 3:19 pm, on April 21, 2008, we sent Registrant's counsel an email containing the SAS 112 letter and asked him to forward it to the management of the Registrant.

We received no further communications from the Registrant or its management until we received an email on April 23, 2008 at 11:37 am with the 8-K attached disclosing our termination as the auditors for the Registrant. The 8-K attached was filed earlier that day prior to our notification. We had also not received any inquiries from the succeeding auditors. Therefore, the Registrant's statement in Item 4.01 that states "It was the day after this announcement that that the Registrant terminated Turner, Stone for being completely unresponsive and failing to live up to the terms of its auditing agreement." is not accurate. As stated above, the Registrant's counsel, in the email of April 21, 2008, was requesting us to complete the audit.

The timing of the SAS 112 letter was in good faith and consistent with our communication to Registrant's counsel. We have no reason to "inflict further damage on the Registrant" and have no "sour grapes." We are simply abiding by the standards as we believe they apply.

In the Registrant's reference to the SAS 112 letter, the Registrant omitted the last three sentences of the first item under "material weaknesses" which were significant in response to the Registrant's statement in the first paragraph of Item 4.01 which stated "Turner, Stone did not finish the audit despite being given the completed financial statements and notes weeks before the due date (emphasis added)." The omitted sentences read as follows:

"The first draft presented to us for audit included no footnotes. On April 14, we were requested by the Company's counsel to make final changes in the financial statements. For us to do so would be a violation of independence standards."

The Registrant also added the following statement to the last matter listed under "material weaknesses":

… "requirement. (The SAS 112 letter's sentence ended here), with the exception of Man Ha, who was the CFO of a Bulletin Board company for years, and a director of a company listed on the Hong Kong Stock Exchange."

In the first paragraph of the Registrant's "CONCLUSION," it refers to "Turner, Stone's belated recitals of deficiencies." Again, when we issued the SAS 112 letter we believed we were still its auditors. However, since there is no specific guidance as to when a SAS 112 letter must be issued, it is not a relevant point.

In the same paragraph, the Registrant refers to "similar forms of incompetence" and the "belated SAS 112 letter is a weak attempt to cover its own failings." We strongly disagree with these statements.

For the further information of the Commission, we have attached a copy of the original SAS 112 letter to avoid any confusion.

Respectively submitted,

Turner, Stone & Company LLP

Attachment: SAS 112 letter of April 21, 2008

April 21, 2008

Mr. Yuan Tian, Chief Executive Officer
China Forestry, Inc.
Room 517, No. 18 Building
Nangangjizhoing District
Hi-Tech Development Zone
Harbin, People's Republic of China

Dear Mr. Tian:

In planning and performing our audit through April 17, 2008; prior to being notified by your counsel, Mr. Harold Martin, that we were terminated as your auditors effective April 16, 2008; of the financial statements of China Forestry, Inc. and subsidiaries (the Company) as of and for the year ended December 31, 2007, in accordance with PCAOB auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

In accordance with the requirements outlined in paragraph 78 of PCAOB auditing Standard No. 5 – *An Audit of Internal Control Over Financial Reporting That is Integrated With An Audit of Financial Statements and Related Independence Rule and Conforming Amendments*

> "The auditor must communicate, in writing, to management and the audit committee all material weaknesses identified during the audit."

and Statement on Auditing Standards (SAS) No. 112 – *Communicating Internal Control Related Matters Identified in an Audit*, we are required to present to you and through you to your Board of Directors our evaluation of the internal controls surrounding your accounting and financial reporting.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. However, as discussed below, we identified certain deficiencies in internal control that we consider to be significant deficiencies and other deficiencies that we consider to be material weaknesses.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following to be deficiencies in internal control:

- Accounting entries for the reverse acquisition of Patriot Investment Corporation do not appear to be correctly recorded.
- Historical accounting records for Patriot Investment Corporation are not in the direct control of the employees currently performing accounting and reporting functions
- It appears that the controls that would normally be expected in a system of financial accounting and control are below standards used by most issuers.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We believe that the following deficiencies constitute material weaknesses:

- The Company does not appear to have personnel competent to prepare financial statements in accordance with the requirements of United States Generally Accepted Accounting Principles and SEC standards. The Company sought assistance of outside accountants to prepare the financial statements and then decided to complete the reports internally. The first draft presented to us for audit included no footnotes. On April 14, we were requested by the Company's counsel to make final changes in the financial statements. For us to do so would be a violation of independence standards.
- Certain items appear to be improperly expensed in the drafts of the financial statements.
- There was no documentation provided for certain material cash transactions.
- There was no disclosure in the financial statements or the footnotes concerning the legality and distribution of a pre-merger dividend or any reference to applicable state laws in the state of incorporation. Since the Company had a significant accumulated deficit, it appears disclosure of this transaction was required under the guidance of APB-6 paragraph 13.
- We were also requested by counsel to assist in the preparation of the MD&A disclosures. For us to do so would be a violation of independence standards.
- The Company had no documentation of an impairment review of its forestry licenses.
- There appears to be ineffective oversight of the Company's financial reporting and internal control by those charged with governance. The Company has no audit committee and we are unaware of directors with adequate knowledge of SEC reporting requirements.

The above matters should not be considered "all inclusive" because we did not complete our audit procedures. It would be prudent for management to expect that other examples of deficiencies might be discovered.

This communication is intended solely for the information and use of management, the Board of Directors and others within the Company, and is not intended to be and should not be used by anyone other than these specified parties. In accordance with provisions of generally accepted auditing standards, the Board of Directors should make this information available to any successor auditor, as they may have additional responsibilities.

Turner, Stone & Company, LLP

Certified Public Accountants